UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: August 09, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Approval from Competition Commission of India (“CCI”) for sale of equity shares of HDFC Credila Financial Services Limited (“HDFC Credila”) to (a) Kopvoorn B.V.,(which is a part of the BPEA EQT group) (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners (each (b), (c) and (d) are a part of ChrysCapital group), and the entities listed in (a),(b),(c) and (d) are hereinafter collectively referred to as the “Acquirers”

August 09, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub:

Approval from Competition Commission of India (“CCI”) for sale of equity shares of HDFC Credila Financial Services Limited (“HDFC Credila”) to (a) Kopvoorn B.V.,(which is a part of the BPEA EQT group) (b) Moss Investments Limited, (c) Defati Investments Holding B.V., and (d) Infinity Partners (each (b), (c) and (d) are a part of ChrysCapital group), and the entities listed in (a),(b),(c) and (d) are hereinafter collectively referred to as the “Acquirers”.

This is in connection with our earlier intimation dated June 19, 2023, wherein we had informed that erstwhile Housing Development Finance Corporation Limited (“HDFC Limited”) had executed definitive documents on the said day, for disinvestment/sale of approximately 13,29,49,207 equity shares of HDFC Credila representing approximately 90% of HDFC Credila’s total issued and paid-up share capital as on that date, to the Acquirers (the “Proposed Transaction”), subject to regulatory approvals and dispensations (including the Reserve Bank of India and CCI). HDFC Bank Limited (“HDFC Bank”) has also executed the said definitive documents as a party being the successor entity of HDFC Limited.

We further refer to our letter dated July 01, 2023 wherein we had informed that HDFC Limited has been amalgamated with and into HDFC Bank, and accordingly, the entire investment of HDFC Limited in HDFC Credila stood transferred to HDFC Bank with effect from July 1, 2023.

In this regard, we understand that the CCI at its meeting held on August 8, 2023, granted its approval for the Proposed Transaction in terms of Section 31(1) of the Competition Act, 2002.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary